UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   BARTON, GLEN A
   1700 LINCOLN STREET
   DENVER, CO  80203
   USA
2. Issuer Name and Ticker or Trading Symbol
   NEWMONT MINING CORPORATION (1)
   NEM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   5/31/02
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |5/16/0|J (2|V|889               |A  |$28.11     |2,185              |I     |By Glen A. Barton Ltd. Part|
                           |2     |)   | |                  |   |           |                   |      |nership                    |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (right to|$28.11  |5/16/|A   |V|1,334      |A  |immed|5/16/|Common Stock|1,334  |       |1,334       |D  |            |
 buy)                 |        |02   |    | |           |   |     |12   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)On February 15, 2002, the Issuer (currently known as Newmont Mining Corporation but at the time known as
Delta Holdco Corp.) because the successor to Newmont Mining Corporation (now known as Newmont USA
Limited) ("Old Newmont") pursuant to a merger. In the merger, each outstanding share of common stock of Old
Newmont was converted into one share of common stock of the Issuer. The merger resulted in the Issuer becoming a parent holding company of Old
Newmont.
(2) Award of 889 shares pursuant to Issuer's 2000 Non-Employee Directors Stock Plan.
(3) Glen A. Barton has executed a Power of Attorney, a copy of which has been previously filed, that authorizes
Britt D. Banks to sign this Form 4 on his
behalf.
SIGNATURE OF REPORTING PERSON
Glen A. Barton by Britt D. Banks, Attorney-in-Fact (3)
DATE
June     , 2002